One Oxford Centre 301 Grant Street, 20th Floor
Pittsburgh. PA 15219-1410
Jeremiah G. Garvey	T 412 562 8800
412 562 8811	F 412 562 1041
jeremiah garvey@bipc com	www buchananingersoll com
February 12, 2009
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 3561
Attention: Mara Ransom, Legal Branch Chief
Re:	Dick’s Sporting Goods, Inc., Annual Report on Form 10-K for the Year Ended February 2, 2008 Filed March 27, 2008 Definitive Proxy Statement on Schedule 14A Filed May 7, 2008 File No. 001-31463
Dear Ms. Ransom:
          On behalf of Dick’s Sporting Goods, Inc. (the “Company”), this letter is being submitted in response to comments received by the Company from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated January 30, 2009 with respect to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008 and Definitive Proxy Statement on Schedule 14A filed May 7, 2008 (the “Comments”).
          This letter formally confirms the oral request that the Company be granted an extension of time to provide a response to the Comments and your oral agreement to such an extension received during your conversation with Jennifer Minter of this firm on February 11, 2009. As conveyed in that request, the Company will file a response to the Comments on or before February 20, 2009.
          If you require additional information, please feel free to contact me at the telephone number above or Jennifer Minter at (412) 562-8444.

Very truly yours,
/s/ Jeremiah G. Garvey
Jeremiah G. Garvey

cc:	Jennifer R. Minter, Esq. Diane Lazzaris, Esq. — Dick’s Sporting Goods, Inc.
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